Sit Minnesota Tax-Free Income Fund (SMTXF)
Sit U.S. Government Securities Fund (SNGVX)

April 27, 2010

Sit Fixed Income
Debra A. Sit, CFA
Senior Vice President – Portfolio Manager
Direct: (612)359-2535
Email: das@sitinvest.com

Sit Mutual Funds
Rick B. Schuett, CFA
Manager – Investor Services
Direct: (612)359-2575
Email: rbs@sitinvest.com

Please refer to the Disclosure on page 2.

Disclosure Page

General Disclosure

Investors should consider the investment objectives, risks, and charges and expenses of the investment company carefully before investing. The Fund's prospectus contains this and other information about the Fund. A prospectus may be obtained at www.sitfunds.com or 800-332-5580, and should be read carefully before investing.

Performance Disclosure

The following performance data quoted represents past performance. Past performance does not guarantee future results. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance may be lower or higher than the performance data quoted. Performance data current to the most recent month-end can be obtained at www.sitfunds.com or 800-332-5580.

Sit U.S. Government Securities Fund vs. Barclays Intermediate Government Bond Index

12/31/94 – 3/31/10

Sit U.S. Gov't Average Yield Advantage: 0.64%



8.0
7.0
6.0
5.0
4.0
3.0
2.0
1.0
Yield (%)
Sit U.S. Gov't
30-Day SEC Yield
Average 5.21%
Barclays Int. Gov't
Bond Index Yield
Average 4.57%
2.02%
1.78%
1994
1996
1998
2000
2002
2004
2006
2008
March
2010
Sit U.S Gov't Securities 30-Day SEC Yld
Barclays Interm. Gov't Bond Index

Sit MN Tax-Free Income Fund vs. Barclays 5-Yr Municipal index

12/31/94 – 3/31/10

Sit MN Tax-Free Average Yield Advantage 1.25%



Sit MN Tax-Free
30-Day SEC Yield
Average 5.04%
Barclays 5-Yr
Muni Yield
Average 3.79%
Yield (%)
7.0
6.0
5.0
4.0
3.0
2.0
4.49%
2.28%
1994
1996
1998
2000
2002
2004
2006
2008
March 2010
Sit MN Tax-Free Income Fund 30-Day SEC Yield
Barclays 5-Yr Muni Yield

Sit U.S Government Securities Fund vs. Sit MN Tax-Free Income Fund
Historic Monthly Dividends per Share

12/31/94 – 3/31/10



Sit U.S. Gov't Securities Fund
Sit MN Tax-Free Income Fund
Dividends ($)
0.07
0.06
0.05
0.04
0.03
0.02
0.01
0.00
0.0387
0.0184
1994
1996
1998
2000
2002
2004
2006
2008
March 2010
Sit MN Tax-Free Income Fund
Sit U.S Gov't Securities Fund

Sit U.S. Government Securities Fund vs. Sit MN Tax-Free Income Fund
NAV Comparison

12/31/94 – 3/31/10


11.5
11.0
10.5
10.0
9.5
9.0
8.5
8.0
Price ($)
Sit U.S. Gov't Securities Fund
Sit MN Tax-Free Income
11.13
9.88
1994
1996
1998
2000
2002
2004
2006
2008
March 2010
Sit MN Tax-Free Income Fund
Sit U.S Gov't Securities Fund

Sit U.S. Government Securities Funds
Sector Weightings

	12/00	12/01	12/02	12/03	12/04	12/05	12/06	12/07	12/08	12/09	03/10	Barclays Interm. Gov't. Index 03/10
U.S. Treasury Bonds	6.4 %	1.0 %	6.5 %	5.7 %	5.1 %	2.0 %	3.7 %	19.7 %	1.7 %	12.2 %	9.5 %	76.4 %
U.S. Agency Bonds	0.0	0.0	0.0	2.4	2.7	3.9	0.8	0.5	0.0	0.0	0.0	23.6
Collateralized Mortgage Obligations	27.9	44.9	32.5	19.7	25.2	30.8	35.3	34.1	32.5	24.9	27.9	0.0
TIPS	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Mortgage Pass-Through Securities	63.7	48.9	54.7	66.1	64.3	62.1	59.1	40.4	65.3	62.2	61.7	0.0
Asset Backed Securities	0.0	0.0	0.0	0.0	0.0	0.1	0.0	0.0	0.0	0.9	0.9	0.0
Mutual Funds	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Cash	2.0	5.2	6.3	6.1	2.7	1.2	1.1	5.3	0.5	-0.2	0.0	0.0
Totals	100.0 %	100.0 %	100.0 %	100.0 %	100.0 %	100.0 %	100.0 %	100.0 %	100.0 %	100.0 %	100.0 %	100.0 %
Sit Gov't. Fund Quality	AGY / AGY	AGY / AGY	AGY / AGY	AGY / AGY	AGY / AGY	AGY / AGY	AGY / AGY	AGY / AGY	AGY / AGY	AGY / AGY	AGY / AGY	
Sit Gov't. Fund Duration	3.2 Yrs	2.4 Yrs	1.9 Yrs	2.5 Yrs	2.7 Yrs	2.9 Yrs	3.0 Yrs	2.9 Yrs	2.2 Yrs	2.1 Yrs	2.3 Yrs	
Barclays Interm. Gov't. Duration	3.2 Yrs	3.3 Yrs	3.2 Yrs	3.4 Yrs	3.4 Yrs	3.3 Yrs	3.3 Yrs	3.4 Yrs	3.6 Yrs	3.6 Yrs	3.7 Yrs	
Sit Gov't. Fund 30-Day SEC Yield	6.3 %	5.2 %	3.5 %	2.8 %	3.5 %	4.4 %	5.0 %	4.5 %	5.2 %	4.2 %	1.8 %	
Barclays Interm. Gov't. Yield	5.5 %	3.9 %	2.3 %	2.7 %	3.5 %	4.5 %	4.8 %	3.6 %	1.5 %	2.1 %	2.0 %	

Sit MN Tax-Free Income Fund – Portfolio Characteristics

	12/31/00	12/31/01	12/31/02	12/31/03	12/31/04	12/31/05	12/31/06	12/31/07	12/31/08	12/31/09	3/31/10
QUALITY - RATED											
AAA	14.2 %	15.8 %	15.4 %	13.4 %	17.1 %	17.3 %	19.6 %	17.0 %	9.8 %	8.2 %	7.7 %
AA	14.3	12.4	9.5	13.2	6.2	12.7	10.7	8.1	16.8	18.7	18.2
A	13.5	19.4	21.1	17.9	16.7	13.2	10.9	13.5	15.8	16.9	19.2
BBB	8.3	8.4	7.8	13.5	14.2	15.4	13.4	17.3	15.5	15.8	16.0
NON-RATED & OTHER	0.7	0.6	1.9	2.4	1.7	3.1	2.6	3.2	3.1	1.3	1.3
CASH EQUIVALENTS	7.1	4.5	8.4	1.5	7.7	6.5	5.2	3.3	1.2	5.0	4.5
TOTAL RATED	**58.1 %**	**61.1 %**	**64.1 %**	**61.9 %**	**63.6 %**	**68.2 %**	**62.4 %**	**62.4 %**	**62.2 %**	**65.9 %**	**66.9 %**
NON-RATED (SIT INTERNAL RATINGS)											
(AAA)	2.5 %	3.4 %	4.2 %	5.4 %	4.3 %	2.0 %	1.7 %	0.5 %	0.0 %	0.0 %	0.0 %
(AA)	1.1	1.0	2.6	3.1	0.6	0.9	0.8	0.6	0.6	0.4	0.4
(A)	2.4	2.2	2.7	5.0	6.2	5.4	9.2	7.6	7.4	7.6	7.4
(BBB)	22.2	22.6	16.6	15.0	18.0	17.0	17.9	19.1	18.2	15.7	15.1
(BB)	13.7	9.7	9.8	9.6	7.3	6.5	8.0	9.8	11.6	10.4	10.2
(Total Non-Rated)	**41.9**	**38.9**	**35.9**	**38.1**	**36.4**	**31.8**	**37.6**	**37.6**	**37.8**	**34.1**	**33.1**
TOTAL PORTFOLIO	**100.0**	**100.0**	**100.0**	**100.0**	**100.0**	**100.0**	**100.0**	**100.0**	**100.0**	**100.0**	**100.0**
AVERAGE RATING	A3 / A-	A2 / A	A2 / A	A2 / A	A2 / A	A2 / A	A2 / A	A2 / A	A3 / A-	A2 / A	A2 / A

Please refer to the Disclosure on page 2.

Sit MN Tax-Free Income Fund – Portfolio Characteristics

	12/31/00	12/31/01	12/31/02	12/31/03	12/31/04	12/31/05	12/31/06	12/31/07	12/31/08	12/31/09	3/31/10
PORTFOLIO COMPOSITION											
HOUSING	46.7 %	48.5 %	43.3 %	40.8 %	36.0 %	28.9 %	27.2 %	28.9 %	28.6 %	32.5 %	31.4 %
HOSPITAL	21.3	19.4	15.6	18.2	18.9	22.3	21.5	25.1	24.5	22.1	22.9
INSURED	2.6	3.6	6.0	6.8	7.8	6.7	8.8	5.2	4.6	3.7	4.0
INSURED - G.O.	0.0	0.0	0.0	0.0	0.0	0.9	0.2	0.1	0.0	0.4	0.4
OTHER REVENUE	5.1	6.0	10.4	7.6	8.6	7.9	8.6	9.7	10.9	11.4	12.0
IDR/PCR	4.1	4.5	5.3	9.2	6.8	7.5	5.7	2.7	3.5	2.7	2.6
CASH EQUIVALENTS	7.1	4.5	8.4	1.5	7.7	6.5	5.2	3.3	2.7	5.0	4.5
ESC. TO MAT/PRE REF	2.7	1.3	1.8	1.6	4.1	4.9	6.6	4.2	2.5	2.2	2.1
EDUCATION	3.7	2.4	3.4	3.5	4.7	4.2	9.2	12.4	12.1	10.4	10.2
LEASES	2.3	3.0	2.8	2.2	2.3	3.7	3.3	2.5	2.3	2.2	2.7
GENERAL OBLIGATION	0.9	1.5	0.8	6.7	1.9	4.5	2.4	0.7	1.5	0.8	0.5
PUBLIC FACILITIES	1.2	1.9	1.2	1.5	0.8	0.1	0.5	0.4	0.4	0.4	0.3
UTILITIES	0.2	1.9	0.5	0.4	0.4	1.9	0.8	3.8	5.6	5.3	5.5
MUTUAL FUNDS	2.1	1.5	0.5	0.0	0.0	0.0	0.0	1.0	0.8	0.9	0.9
	100.0 %	100.0 %	100.0 %	100.0 %	100.0 %	100.0 %	100.0 %	100.0 %	100.0 %	100.0 %	100.0 %
STATED MATURITY (YRS)	16.5	15.5	14.1	13.8	13.1	12.8	14.0	15.5	14.6	14.7	14.7
WEIGHTED AVG CPN	5.9	5.9	5.8	5.8	5.5	5.4	5.4	5.3	5.3	5.1	5.1
DUR TO AVG LIFE (YRS)	7.0	6.1	5.2	4.7	4.2	3.8	4.2	4.9	5.1	4.9	5.0
IMPLIED DURATION (YRS)	7.6	4.8	4.2	4.2	4.2	4.2	4.8	5.4	6.2	7.0	7.3
30-DAY SEC YLD (%)	5.6	5.3	4.9	4.7	4.5	4.4	4.3	4.6	4.6	4.6	4.5
BARCLAYS 5-YR YLD TO WORST	4.3	3.8	2.6	2.5	2.9	3.5	3.7	3.4	3.4	2.2	2.3
BARCLAYS 5-YR MOD. DUR. TO WORST	3.9	3.8	3.9	4.1	4.1	4.1	4.1	4.1	4.1	4.0	3.9

Sit U.S. Government Securities Fund

Investment Philosophy, Objective and Strategy

- The Sit U.S Government Securities Fund ("Fund") seeks to attain consistent, superior risk-adjusted returns using a conservative investment approach. The objective is to provide high current income and safety of principal by investing exclusively in U.S. government securities which are issued, guaranteed or insured by the U.S. government or its agencies or instrumentalities.

- Fund managers search for securities providing high current income relative to yields currently available in the market. Considerations include their economic outlook, prepayment risk, yield, maturity and liquidity. We favor **seasoned, high-coupon, mortgage pools with stable prepayment histories**. Managers attempt to maintain an average effective duration for the portfolio of approximately 2 to 5 years.

- The Fund has never had a negative annual return since inception (rolling annual returns at month end).

Sit U.S. Government Securities Fund Income


As of 3/31/2010
12 Month Distribution Rate
9.0
8.0
7.0
6.0
5.0
4.0
3.0
2.0
1.0
0.0
Dec-94
Dec-95
Dec-96
Dec-97
Dec-98
Dec-99
Dec-00
Dec-01
Dec-02
Dec-03
Dec-04
Dec-05
Dec-06
Dec-07
Dec-08
Dec-09
4.02
1.78
1.03
12 Month Distribution Rate
30-Day SEC Yield
2-Year U.S. Treasury Yield

Please refer to the Disclosure on page 2.

Sit U.S. Government Securities Fund – Historical Mortgage Coupon

As of March 31, 2010


9.5
9.0
8.5
8.0
7.5
7.0
Coupon (%)
Jan-00
Jul-00
Jan-01
Jul-01
Jan-02
Jul-02
Jan-03
Jul-03
Jan-04
Jul-04
Jan-05
Jul-05
Jan-06
Jul-06
Jan-07
Jul-07
Jan-08
Jul-08
Jan-09
Jul-09
Jan-10
Sit U.S. Gov't Historical Mortgage Coupon

Simplified Mortgage Example

Sit invests primarily in seasoned high coupon mortgages.

Coupon	Purchase Cost		Par		Premium Paid
8%	$110,000	—	$100,000	=	$10,000

One Year Profit/Loss Scenarios

		Interest Received	—	Premium Loss	=	Profit	Profit / Cost
1)	Nobody refinances	$8,000	—	$0	=	$8,000	7.27%
2)	One-fifth is refinanced after 6 months	$7,200	—	$2,000	=	$5,200	4.73%
3)	Half is refinanced after 6 months	$6,000	—	$5,000	=	$1,000	0.90%
4)	All is refinanced after 6 months	$4,000	—	$10,000	=	-$6,000	-5.45%

High coupon seasoned mortgages exhibit the most stable prepayments.


Prepayment Range
% Constant Prepayment Rate (CPR)
80.0
70.0
60.0
50.0
40.0
30.0
20.0
10.0
0.0
Coupon
Sit 7.5% - 10%
FHLMC 5.5%
FHLMC 6%
FHLMC 6.5%
Mar-01
Sep-01
Mar-02
Sep-02
Mar-03
Sep-03
Mar-04
Sep-04
Mar-05
Sep-05
Mar-06
Sep-06
Mar-07
Sep-07
Mar-08
Sep-08
Mar-09
Sep-09
Mar-10
Sit
FHLMC

Sit U.S. Government Securities Fund
Quarterly Rates of Return
(Performance Statistics are After Investment Management Fees)

	1st Qtr	2nd Qtr	3rd Qtr	4th Qtr	Annual
1987		1.00*	-1.07	6.14	6.05
1988	4.10	1.27	1.63	0.67	7.86
1989	1.45	4.72	1.27	3.21	11.04
1990	0.32	4.02	1.44	4.83	10.97
1991	2.54	1.05	4.73	4.01	12.87
1992	-0.77	3.50	2.13	0.52	5.43
1993	2.77	1.90	1.26	1.23	7.34
1994	0.19	-0.02	1.07	0.51	1.77
1995	2.85	3.26	1.98	2.95	11.50
1996	0.42	0.66	1.69	2.14	4.99
1997	0.00	3.00	3.04	1.95	8.19
1998	1.39	1.70	2.34	0.94	6.52

	1st Qtr	2nd Qtr	3rd Qtr	4th Qtr	Annual
1999	0.00	0.04	0.85	0.47	1.37
2000	1.53	1.72	2.19	3.42	9.15
2001	2.63	1.59	3.17	0.91	8.56
2002	0.72	2.33	1.87	0.77	5.79
2003	0.53	0.23	0.00	0.42	1.19
2004	1.52	-0.58	1.87	0.52	3.35
2005	0.13	1.97	-0.17	0.55	2.49
2006	0.09	0.43	2.33	1.26	4.13
2007	1.67	0.12	2.43	2.55	6.92
2008	3.05	-0.17	0.99	1.19	5.13
2009	2.12	1.78	2.51	1.17	7.78
2010	1.26				

*Return is from 6/2/87 through 6/30/87